AllTheBelts LLC
Statement of Changes in Members' Equity
From March 15, 2019 (Inception) to December 31, 2019
(Unaudited)

	Members' Contributions	Accumulated Deficit	Total Members' Equity
Balance, March 15, 2019 (Inception)	$ 10,171	$ -	$ 10,171
Net loss		(9,143)	(9,143)
Balance, December 31, 2019	$ 10,171	$ (9,143)	$ 1,028